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04003826

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...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vision Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 West 22nd St., Suite 820
(No. and Street)

Oak Brook (City) IL (State) 60523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

300 East Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James O. Bacon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KRISTIE A ELSTROM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-04-07

[Signature]
Signature

Vice-President, Finop
Title

Kristie A Elstrom
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

VISION INVESTMENT SERVICES, INC. AND SUBSIDIARIES

(A Subsidiary of MB Financial, Inc.)

Consolidated Financial Statement of Condition and Schedules

December 31, 2003

(With Independent Auditors' Report Thereon)

VISION INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Subsidiary of MB Financial, Inc.)

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

Board of Directors
Vision Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Vision Investment Services, Inc. and subsidiaries (the Company) as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vision Investment Services, Inc. and subsidiaries as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition taken as a whole. The information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the consolidated statement of financial condition taken as a whole.

KPMG LLP

February 20, 2004

VISION INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Subsidiary of MB Financial, Inc.)

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	2,091,017
Deposit with clearing broker		25,000
Receivable from parent		281,412
Commissions receivable		94,350
Receivable, other		25,377
Furniture, equipment, and leasehold improvements (net of accumulated depreciation of $26,793)		11,738
Other assets		153,748
Total assets	$	2,682,642
Liabilities and Stockholder's Equity		
Commissions payable	$	413,425
Accrued expenses and other liabilities		327,425
Total liabilities		740,850
Stockholder's equity:		
Common stock $10 par value, authorized 10,000 shares, issued and outstanding 100 shares		1,000
Additional paid-in capital		6,900,139
Retained deficit		(4,959,347)
Total stockholder's equity		1,941,792
Total liabilities and stockholder's equity	$	2,682,642

The accompanying notes are an integral part of this consolidated statement of financial condition.

(1) Summary of Organization and Significant Accounting Policies

(a) Organization

Vision Investment Services, Inc. and subsidiaries, (the Company) is a wholly owned indirect subsidiary of MB Financial, Inc. (the Parent) as a result of the Parent's acquisition of the Company's prior parent, South Holland Bancorp, Inc. and subsidiaries (the "then parent"), on February 7, 2003. The impact of the acquisition is not reflected in the consolidated financial statements of the Company.

Vision Investment Services, Inc., a registered broker and dealer in securities under the Securities Exchange Act of 1934, is an introducing broker-dealer in the purchase and sale of securities. Vision Investment Services, Inc. clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Vision Investment Services, Inc. and its wholly owned subsidiary, Vision Insurance Services, Inc., are both insurance agencies that sell annuities and insurance policies. Vision Asset Management, Inc., Vision Investment Services Inc.'s other wholly owned subsidiary, is a registered investment advisor under the Investment Advisers Act of 1940.

In conjunction with the acquisition of the Company by the Parent on February 7, 2003, the Company converted from an "S" corporation under the Internal Revenue Code to a "C" corporation under the Internal Revenue Code.

(b) Basis of Consolidation

The Company's consolidated financial statements include all accounts of Vision Investment Services, Inc. and its wholly owned subsidiaries, Vision Asset Management, Inc. and Vision Insurance Services, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash on deposit, in money market funds and highly liquid investments with original maturity of three months or less are considered cash and cash equivalents.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line basis using estimated useful lives of the related assets. The useful lives of all furniture, equipment, and leasehold improvements range from 3 to 5 years.

(e) Other Assets

Other assets includes security deposits, prepaid expense, and stock in the National Association of Securities Dealers, Inc.

(f) *Income Taxes*

Upon conversion to a "C" Corporation in conjunction with the acquisition of the Company by the Parent on February 7, 2003, the Company and its subsidiaries are included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

(g) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(2) Related-party Transactions

The Company maintains operating cash accounts at the Parent. At December 31, 2003, the Company had $666,050 in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider and remits payment to the Parent for its payroll.

As income taxes are reported on a consolidated basis and for the year ended December 31, 2003, net tax receivable of $281,412 was recorded.

The Company is dependent on the Parent to provide capital on an as-needed basis. During 2003, the Company received capital contribution from the Parent in the amount of $2,000,000 on February 7, 2003.

(3) Clearing Agreement

The Company has a clearing agreement with Pershing LLC (Pershing), a wholly owned subsidiary of the Bank of New York Company, Inc. Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with Pershing of $25,000, which is recorded as deposit with clearing broker in the consolidated statement of financial condition.

(4) Benefit Plans

The Company participates in the Parent's 401(k) retirement plan and its medical health insurance plan that covers substantially all employees. Voluntary contributions by participants are permitted, subject to certain statutory limitations. The Company makes matching contributions for 100% of the first 2% and 50% of the next 2% of participants' contributions. The Company may also make discretionary contributions.

Prior to February 2003, the Company participated in the then parent's 401(k) retirement plan and its medical health insurance plan that covered substantially all employees. The Company made matching contributions for 50% of the participants' contributions up to a maximum of 6% of salary.

(5) Commitments

The Company leases office space under a noncancelable operating lease. Future minimum payments under the lease as of December 31, 2003 are as follows:

		Amount
Year:		
2004	$	68,551
2005		68,551
2006		39,988
Total	$	177,090

(6) Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital was $1,352,385, which was $1,302,385 in excess of its required net capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

The Company claims exemption from rule 15c3-3 of the Securities and Exchange Commission per paragraph (k)(2)(ii) of the rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company received capital contribution from the Parent in the amount of $2,000,000 on February 7, 2003.

(7) Income Taxes

The current year tax receivable of $281,412 is recorded as a receivable from Parent in the consolidated statement of financial condition.

(8) Contingent Liabilities

In the normal course of business, the Company is involved in various claims, legal actions, and regulatory matters. The Company currently has in effect a securities broker/dealer's professional liability insurance policy. Management is of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

(Continued)

(9) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

		Vision Insurance Services, Inc.	Vision Asset Management, Inc.	Total
Total assets	$	24,079	70,915	94,994
Total liabilities		—	—	—
Total stockholder's equity	$	24,079	70,915	94,994

The Company computes its net capital on an unconsolidated basis. The stockholder's equity of the consolidated subsidiaries is excluded in computing the Company's net capital under rule 15c3-1.

Total assets of the Company's consolidated subsidiaries include $93,439 of cash at December 31, 2003.

(10) Off-balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company is required to settle these obligations with the clearing broker.

VISION INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Subsidiary of MB Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total consolidated stockholder's equity	$	1,941,792
Deduct stockholders' equity of subsidiaries		(94,994)
Total nonconsolidated stockholders' equity		1,846,798
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net		10,181
Other assets		455,737
Total nonallowable assets		465,918
Haircut on money market fund		28,495
Total deductions and/or charges		494,413
Net capital		1,352,385
Minimum net capital requirement		50,000
Net capital in excess of requirement	$	1,302,385
Aggregate indebtedness:		
Commissions payable	$	413,425
Accrued expenses and other liabilities		322,425
Total aggregate indebtedness	$	735,850
Ratio: aggregate indebtedness to net capital		54.4%

See accompanying independent auditors' report.

VISION INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Subsidiary of MB Financial, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from computing the Reserve Requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including Information Relating to the Possession or Control Requirements under Rule 15c3-3. The Company is an introducing broker and promptly transmits all customer funds and securities to the clearing broker who carries the accounts of such customers on a fully disclosed basis.